Exhibit (a)(26)
Launching in October, the 2010 Overview of PotashCorp and Its Markets offers a snapshot of the factors that influence our performance. Illustrated with more than 100 full-color graphs available both online and in print, the Overview reveals insights about our nutrients, our markets, and our opportunities.
Here’s a preview:
What is 5-way Potash leverage, and what does it mean to PotashCorp?
We believe the strengths of our company become even clearer and more valuable as demand for food and fertilizer grows and as global potash supply tightens.
As the world’s largest potash producer with the majority of global expansions under construction and strategic offshore investments, the value of our company stems from our potash position.
The key to this value is our 5-way potash leverage. In our view, the full benefit of this leverage is achieved as the market tightens, when each factor reinforces and amplifies the next. We believe these powerful levers working together provide us with a unique opportunity to increase earnings and add shareholder value:
1.	Price appreciation — Current potash prices have justified the lower-cost brownfield expansion projects that are now all nearly complete. We believe increasing global demand will require the development of new greenfield potash capacity, creating the potential for prices to move higher to support the investment.

2.	Volume growth — Our capacity expansions, which will nearly double our 2005 operational capability by 2015, we expect will account for the largest portion of new global supply in coming years. These expansions will provide unmatched volume growth opportunities and give us flexibility to meet expected increases in demand.

3.	Cost savings — New operational capability carries little additional fixed operating costs, so as volumes increase, we expect our per-tonne fixed costs to decrease. Beyond the anticipated volume benefits, we expect additional operating efficiencies will help contribute to lower production costs.

4.	Tax benefits — Only the first 5.7 million tonnes of our Saskatchewan potash sold is subject to provincial profits tax, so as volumes increase, per-tonne taxes decrease.

5.	Offshore investments — The earnings potential and market value of our equity investments should also benefit from potash appreciation and volume growth. When evaluating PotashCorp’s potential we believe observers do not always consider the full value of these investments, the market value of which was worth approximately $29 per PotashCorp share as of October 5, 2010.
While price appreciation and volume growth offer our company its greatest opportunities, all five levers working in unison would have the most significant impact on our future earnings potential.

Although our earnings potential is strong in 2011 based on our expected operational capability, we expect it to be even more pronounced as we move towards full ramp up of our expansion projects by 2015. We believe this potential is unmatched within our industry.

Saskatchewan Brownfield and Greenfield Sensitivities

Significant Cost and Time Advantage for Brownfield Projects


$US/tonne Netback Required (fob mine)
1,000
900
800
700
600
500
400
300
200
100
0
Brownfield 10% IRR
Brownfield 15% IRR
Greenfield 10% IRR
Greenfield 15% IRR
PotashCorp Q2 2010 Netback = $309/MT
Estimated netback range required for a SK greenfield potash project
$400/tonne
$700/tonne
$1,000/tonne
$1,750/tonne
$2,000/tonne
$2,500/tonne
Construction Cost Per Tonne

Assumptions:

- Brownfield: 1-million-tonne project constructed in Saskatchewan, excluding cost of infrastructure; 5-year construction and ramp-up timeline; does not include profit tax savings from immediate CAPEX deduction.
- Greenfield: 2-million-tonne project constructed in Saskatchewan, plus cost of infrastructure; minimum 7-year development and ramp-up timeline; $US/CDN at par.

Source: PotashCorp

PotashCorp
Helping Nature Provide

Source: PotashCorp Million Tonnes KCl PotashCorp Operational Capability Nearly Doubling Our Capability Between 2005 and 2015 * Operational Capability - estimated annual achievable production level.

Source: PotashCorp PotashCorp's Post Expansion per-Tonne Cash Operating Cost Sensitivity Expansion Projects Expected to Result in Cost Savings as Operating Rates Rise Percentage Per-tonne Cash Cost Savings Based on completion of expansion projects; percentage reduction from 2007/08 levels. Post-expansion costs not adjusted for inflation; royalties (impacted by changes in potash price); or impacts from US/CDN exchange rate changes.

Source: PotashCorp PotashCorp Provincial Mining Tax Sensitivity Tax Rates Rise as CAPEX Declines, But Offset by Higher Sales Volumes $300 GM/tonne $500 GM/tonne $700 GM/tonne Percentage of Potash GM 60% of Capability 100% of Capability 80% of Capability

Source: Bloomberg, PotashCorp $US Millions Incremental Value of Our Investments* Investments Generate Value: $9.0 Billion in Market Value* Worth $29 Per Share * Based on share prices as at October 5, 2010

Source: PotashCorp $US Billions PotashCorp EBITDA Growth Potential Substantial Earnings Potential From Higher Potash Prices and Volumes $US Billions EBITDA Potential Scenarios (at 2011 Operational Capability)* EBITDA Potential Scenarios (at 2015 Operational Capability)* * Assumptions include: gross margin for phosphate and nitrogen between $0.5 - $1.0 Billion (USD); and PPT as a percentage of potash gross margin: 2011 (6-14 percent); 2015 (13-20 percent).

This document contains forward-looking statements or forward-looking information (forward-looking statements). These statements are based on certain factors and assumptions including foreign exchange rates, expected growth, results of operations, performance, business prospects, evaluations and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those expressed in the forward looking statements, including, but not limited to: future actions taken by BHP Billiton, PotashCorp or shareholders of PotashCorp in connection with, or in response to, the BHP Billiton offer; fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes and other forms of work stoppage or slowdowns; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2009 under captions “Forward- Looking Statements” and “Item 1A — Risk Factors” and in our other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Important Information
This document is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, because they contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.